SBSE-A/A Application Updates

Citigroup Global Markets Ltd

CIK ID :0001012467

NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for June 2024 have been made to the Principals;

Head of Business	Removed Francisco Ybarra
Director	Removed Zoe Wimborne
Director	Updated Manjira Sen-Gosain from Head of Business to Director
Director	Updated Graham Westgarth from pending to complete.

I note from a previous conversation with a case worker, Wade, that we didn’t need to upload the schedules under B for 13, 14 and 15 due to EDGAR being upgraded and the information is now captured within the portal.

Please note that I had issues with trying to use the print friendly version of the Entity Profile Information so I have checked the pages on a previous 7r which had the same information and added these pages.

https://www.nfa.futures.org/ORS/API/InitialPagePrinterFriendlyHandler.ashx?nfaId=0291281
erver Error in '/ORS' Application.
untime Error

Please let me know if you need the schedules added or any additional information.

Many Thanks, Zara Brown.

Zara.brown@citi.com